January 11, 2012

By EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:	AVEO Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 11, 2011
Form 10-Q for the Quarter Ended September 30, 2011
Filed November 8, 2011
File No. 001-34655

Ladies and Gentlemen:

On behalf of AVEO Pharmaceuticals, Inc. (“AVEO” or the “Company”), I am responding to the comments contained in the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 23, 2011 to David B. Johnston, Chief Financial Officer of the Company (the “Letter”). The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter.

Form 10-Q for the Quarter Ended September 30, 2011

Notes to Condensed Consolidated Financial Statements

(4) Collaboration and License Agreements, page 10

1.	Please disclose the following regarding each collaboration and license agreement, as applicable:

•

A discussion of the significant factors, inputs, assumptions, and methods used to determine selling price (whether vendor-specific objective evidence, third-party evidence, or estimated selling price) for the significant deliverables in accordance with ASC 605-25-50-2e. In this regard, your current disclosure of key assumptions is too general and does not quantify the inputs;

•

The effect of changes in either the selling price or the method or assumptions used to determine selling price for a specific unit of accounting if either one of those changes has a significant effect on the allocation of arrangement consideration in accordance with ASC 605-25-50-2h.;

•	A description of each milestone and related contingent consideration in accordance with ASC 605-28-50-2b.; and

•	The factors considered in determining whether the milestone or milestones are substantive in accordance with ASC 605-28-50-2d.

Response:	In response to the Staff’s comment, the Company proposes to include additional disclosure in its Annual Report on Form 10-K for the year ended December 31, 2011 (the “Form 10-K”) regarding (1) the significant factors, inputs, assumptions and methods used in determining estimated selling price for the significant deliverables in two of the Company’s collaboration and license agreements that are accounted for pursuant to Accounting Standards Update (“ASU”) 2009-13, (2) a statement that the effect of changes in the estimated selling price or the assumptions used to determine estimated selling price for the units of accounting would not have a significant effect on the allocation of arrangement consideration in these collaboration and license agreements, and (3) incremental disclosure regarding the milestone payments in all of the Company’s collaboration and license arrangements, including disclosure regarding factors considered in determining whether milestones are substantive. The Company has attached the proposed revised disclosure as Annex A to this Response Letter, and has noted with underlining the additional disclosures therein.

Discussion

1.	Significant Assumptions Used to Determine Selling Price and Effect of Changes to Those Assumptions

The Company supplementally advises the Staff that, as disclosed in Note 4 to the condensed consolidated financial statements included in its Form 10-Q for the Quarter Ended September 30, 2011 (the “Form 10-Q”), the Company has two collaboration and license agreements that are accounted for pursuant to ASU 2009-13: the collaboration and license agreement with Astellas Pharma, Inc. (the “Astellas Agreement” and “Astellas,” respectively); and the exclusive license agreement with Centocor Ortho Biotech Inc. (the “Centocor Agreement” and “Centocor,” respectively, and the Centocor Agreement and Astellas Agreement together being referred to as the “Collaboration Agreements”).

In response to the Staff’s request for further disclosure regarding the Company’s determination of selling price for significant deliverables under the Collaboration Agreements, the Company proposes, as detailed below, to more specifically disclose various factors considered and key assumptions used in the discounted cash flow models that were used to determine the estimated selling price for the license deliverables under the Collaboration Agreements. However, while the Company respectfully notes the Staff’s further request to quantify such inputs, the Company believes that quantifying certain assumptions used in its discounted cash flow models, including revenue forecasts, would not provide investors with meaningful information, and could be misleading. For example, such disclosure would set investor expectations about future Company financial results, including future revenues, that the Company cannot now estimate with certainty given, among other things, the highly variable nature and significant uncertainty associated with drug development. This is evidenced by the fact that many of the assumptions that were used to determine the revenue forecast for tivozanib at the time of preparing the best estimate of selling price analysis (including, but not limited to, the target product profiles, the clinical indications being pursued, the trial designs being proposed, and the competitive landscape) are now outdated and will continue to change in the future as the Company and Astellas continue to update and refine the development and commercialization plans for tivozanib. As such, quantitative disclosure of such assumptions could be misleading to investors. Because the Company wants to strike the appropriate balance between furnishing enhanced disclosure and avoiding disclosure that is potentially misleading, the Company proposes to disclose in greater detail the relevant factors considered and methods used in determining the estimated selling price for each of the significant deliverables under the Collaboration Agreements. The Company believes that its proposed disclosure provides investors with the requisite material information to make informed investment decisions. The Company also believes that this additional disclosure satisfies the requirements of ASU 2009-13.

A further discussion of the disclosure that the Company proposes to add in its Form 10-K regarding the significant factors, inputs, assumptions and methods used in determining estimated selling price for the significant deliverables in the Collaboration Agreements and with respect to the effect of changes on such assumptions follows.

Astellas Agreement. With respect to the two licenses identified as deliverables in the Astellas Agreement, the License Deliverable and the Royalty Territory Deliverable , the Company previously disclosed, in accordance with the Financial Accounting Standards Board’s Accounting Standards Codification (“ASC”) 605-25-50-2e, that:

“…The Company’s best estimate of selling price considered discounted cash flow models, the key assumptions of which included the market opportunity for commercialization of tivozanib in North America and Europe and the Royalty Territory, the development costs and market opportunity for the expansion of tivozanib into other solid tumor types, and the time to commercialization of tivozanib for all potential oncology indications.…”

In response to the Staff’s comment, the Company intends to expand upon the foregoing disclosure in its Form 10-K, as discussed below and reflected in Annex A.

In determining its best estimate of selling price for the License Deliverable and the Royalty Territory Deliverable, the Company considered market conditions as well as entity-specific factors, including those factors contemplated in negotiating the licenses and internally developed revenue models, by potential indication, for tivozanib in North America and Europe and in the rest of the world, excluding Asia (the “Royalty Territory”). These market conditions and entity-specific factors included, but were not limited to:

(a) the specific rights provided under the License Deliverable and the Royalty Territory Deliverable,

(b) the potential indications for tivozanib pursuant to the licenses,

(c) the relevant territories for the respective licenses,

(d) the stage of development of tivozanib by potential indication and estimated remaining development timelines and costs for each indication,

(e) the development risk by indication,

(f) the market size by indication,

(g) the expected product life of tivozanib assuming commercialization, and

(h) the competitive environment.

Of the foregoing factors, the Company believes the most significant factors considered by the Company in determining best estimate of selling price are those related to: (1) the total market opportunity for tivozanib, (2) the probability of successfully developing and commercializing tivozanib, (3) the remaining cost to develop tivozanib, and (4) the estimated time to commercialization.

Total Market Opportunity. The Company’s discounted cash flow model included an assumption that the Company and Astellas would develop and commercialize tivozanib in North America and Europe as a monotherapy for renal cell carcinoma (“RCC”), and in combination with other known anti-cancer agents for RCC, breast cancer and colorectal cancer. Approximately 70% of the value of tivozanib in the discounted cash flow model was a result of the estimated market opportunity for tivozanib as a monotherapy for RCC. This is due to the fact that the Company’s phase 3 clinical trial evaluating tivozanib as a monotherapy for RCC was fully enrolled at the time the Company entered into the Astellas Agreement, and thus, the probability of near term cash inflows from commercializing tivozanib for this indication were higher compared to other indications. The market opportunity for tivozanib in North America and Europe was generated using a patient-based forecasting approach, with key epidemiological, market penetration, dosing, compliance, length of treatment, and pricing assumptions derived from market research. More specifically: (a) patient estimates were derived using a patient-based model, starting with the diagnosed incident population and using treatment path assumptions to arrive at an annual number of treated patients, which was consistent with estimates from market research sources; (b) market penetration estimates were derived from third party primary research conducted with treating physicians in the United States and Europe; (c) dosing, compliance, and therapy length assumptions were taken from a target product profile that was based on the data from our phase 2 clinical trial of tivozanib as a monotherapy for RCC; and (d) pricing assumptions were based on comparable pricing of other approved RCC agents across North America and Europe.

While the RCC monotherapy opportunity represented the majority of the market value, clinical trials for tivozanib in breast cancer and colorectal cancer indications were ongoing in earlier stages of development, were part of the agreed-upon joint development plan, and were included in the value of the market opportunity. Given the stage of development, these potential indications had more development risk and were assigned a lower probability of success relative to the RCC indication, with a longer timeline to potential cash inflows. The timelines for the completion of the trials and launch in the various indications were based on the Company’s development plans.

The market opportunity for tivozanib in the Royalty Territory was estimated based upon a specified percentage of total projected European sales and costs of tivozanib. We believe that this method for estimating market opportunity outside of North America, Europe and Asia is common in the pharmaceuticals industry.

Probability of Successful Development and Commercialization. The probability of successfully developing and commercializing tivozanib in various indications throughout the world (other than Asia) were estimated based on standard industry averages for similar product candidates being developed for oncology indications.

Remaining Cost to Develop Tivozanib. The remaining development costs for tivozanib were estimated based upon budgets and estimated costs for ongoing and planned clinical trials in all contemplated indications.

Estimated Time to Commercialization. The time to commercialization was based on the Company’s estimates, which projected the launch of tivozanib for RCC monotherapy in 2013.

In validating its best estimate of selling price for the License Deliverable and Royalty Territory Deliverable, the Company evaluated whether changes in the key assumptions used to determine the best estimate of selling price of each license had a significant effect on the allocation of arrangement consideration between the two license deliverables in accordance with ASC 60-25-50-2h. The Company concluded that a change in the key assumptions used to determine best estimate of selling price for each license deliverable would not have a significant effect on the allocation of arrangement consideration. The Company did not expect a change in key assumptions to have a significant impact on the overall allocation of arrangement consideration due to the size of the market opportunity and potential profit margins for tivozanib in North America and Europe relative to the size of the market opportunity and potential profit margins for tivozanib in the Royalty Territory. To validate its expectation, the Company varied the estimated size of the market opportunity in the Royalty Territory relative to the market opportunity in North America and Europe and the related estimated profit margins from the commercialization of tivozanib in the Royalty Territory from those used in the discounted cash flow model (which represented management’s best estimates) based on other reasonably possible scenarios. The analysis indicated that changes to these key assumptions would not have a material effect on the allocation of arrangement consideration between the two license deliverables. The Company has disclosed this fact in its proposed disclosure in Annex A.

Centocor Agreement. With respect to the two licenses identified as deliverables in the Centocor Agreement, the RON license and the RON Index license, the Company disclosed, in accordance with the ASC 605-25-50-2e, that:

“…The Company determined the estimated selling price for the RON license and the RON Index license based on management’s best estimate of selling price as the Company did not have VSOE or TPE of selling price for those deliverables. The Company’s best estimate of selling price for the RON license and RON Index license considered discounted cash flow models, the key assumptions of which included the market opportunity for commercialization of a potential product candidate using the RON receptor worldwide, an estimate of costs related to phase 1, 2 and 3 clinical studies with certain multiplication factors related to the probability of success, and the time to commercialization of a potential product candidate. This analysis used various assumptions that are typical for similarly staged monoclonal antibodies and other reasonable cost assumptions in determining research and development, and sales, general & administrative costs.…”

In response to the Staff’s comment, the Company intends to expand upon the foregoing disclosure in its Form 10-K as discussed below and reflected in Annex A.

In determining its best estimate of selling price for the RON license and the RON Index license, the Company considered market conditions and entity-specific factors, including factors contemplated in negotiating the Centocor Agreement and internally developed revenue models.

The Company determined the best estimate of selling price for the RON license and the RON Index license deliverables on an aggregate basis using a discounted cash flow analysis for a hypothetical antibody-based, oncology therapeutic product candidate. The Company developed this analysis based on its own experience in developing antibody-based oncology therapeutics. It was necessary to base the analysis on a hypothetical product candidate due to the fact that Centocor has not yet selected a specific antibody development candidate, nor has it determined which specific indications it will target as part of its development efforts. However, the Company believes its hypothetical product candidate is representative of a product candidate that would be developed using the antibodies underlying the RON license and RON Index license, and therefore represents a reasonable estimate of selling price.

The Company used a revenue forecast model that was consistent with that used by the Company to make strategic evaluations of other early-stage antibody product candidates. The peak revenues assumed in this revenue forecast model were consistent with what might be expected from an approved oncology antibody product.

Other key valuation drivers included:

•

cost of goods sold, which was assumed to be a specified percentage of revenues and based on estimated cost of goods sold of a typical oncology antibody product, a standard approach used in the industry;

•	clinical trial costs, which were based on estimated clinical costs for a single phase 1 safety study, followed by phase 2 and 3 studies for a single oncology indication; and

•	sales and marketing costs, which were based on the costs required to field an oncology sales force and marketing group, including external costs required to promote an oncology product.

The factors used to estimate the probability of success and the time to commercialization of a product candidate in the Company’s discounted cash flow model were based on standard industry averages for antibodies being developed for oncology indications.

The results of the Company’s analysis (which includes estimates of remaining costs to develop based on the current stage of the technology, market potential, and costs to produce and market the product) indicated an estimated selling price for the RON license and RON Index license of approximately $39 million. The Company considered this to be a conservative estimate of the value of the licenses as the analysis only considers the cash flow potential of one product candidate whereas the RON license and RON Index license allow Centocor to develop candidates targeting multiple oncology indications.

The Company also determined that the Centocor Agreement included a deliverable with respect to the Company’s obligation to provide research services. With respect to the research services deliverable, the Company considered the nature of the research services to be provided (basic translational research related to a pre-clinical, antibody-based technology) and the fact that other vendors could provide the research services. While the Company either provides or has provided similar research services under other license and development agreements, the Company has generally also provided other deliverables in connection with those arrangements. Therefore, those other agreements do not provide vendor specific objective evidence (“VSOE”) of selling price relative to the research services. However, the Company notes that a number of other biotechnology and pharmaceutical companies either have developed or are in the process of developing antibody-based oncology therapeutics and there are a number of vendors in the marketplace that could provide research services similar to those contemplated under the Centocor Agreement. As a result, the Company believes third party evidence (“TPE”) of selling price exists for the research services deliverable. In supporting TPE of selling price, the Company considered the nature of the research services, the rates charged by vendors in the marketplace for similar services, and rates charged by the Company for other non-complex, pre-clinical research services in its other license and development agreements (although such services are not provided on a stand-alone basis as part of the license and development agreements, the Company considered them to be a data point for consideration).

In validating its best estimate of selling price for the license deliverables, the Company evaluated whether changes in the assumptions used to determine best estimate of selling price had a significant effect on the allocation of arrangement consideration in accordance with ASC 605-25-50-2h. As the relative selling price of the RON license and RON Index license (the delivered items) exceeded by a significant amount the up-front consideration attributable to the deliverables of $7.0 million, the entire up-front payment was recognized as revenue upon delivery of the licenses. The Company concluded that even if it were to use more conservative probability weighting of the potential success of the hypothetical product candidate considered in the discounted cash flow model and/or the time to commercialization of a potential product candidate, the estimated selling price of the RON license and the RON Index license would continue to significantly exceed the up-front payment, and, therefore, there would be no impact on the amount of revenue recognized upon delivery of the licenses. As such, the Company concluded that changes in the assumptions used to determine best estimate of selling price of the licenses would not have a significant effect on the allocation of arrangement consideration. The Company has disclosed this fact in its proposed disclosure in Annex A.

2.	Description of Milestones and Factors Considered in Determining Whether Milestones are Substantive

In response to the Staff’s comment that the Company disclose a description of each milestone and related contingent consideration in its collaboration agreements, the Company supplementally advises the Staff that the Company has research, collaboration and license agreements with each of Astellas, Centocor, OSI Pharmaceuticals, Inc. (the “OSI Agreement”), and Biogen Idec Inc. (the “Biogen Agreement”), pursuant to which it could receive contingent consideration in the form of milestone payments in future periods. The Company did not receive any milestone payments during the nine-month period ended September 30, 2011 related to the Astellas Agreement, the Centocor Agreement or the OSI Agreement, and the Company earned a $5.0 million milestone payment pursuant to the Biogen Agreement in June 2011. This milestone was considered substantive and was recorded as revenue in the quarter ended June 30, 2011.

The Company’s financial reporting objective is to provide current and potential investors in the Company with all material information reasonably necessary to enable them to make informed decisions regarding whether or not to invest in the Company. In order to provide investors with relevant material information about the Company, including its business strategies, the Company includes in its public disclosures specific details about its collaboration agreements, including any milestone and other payments it has received as of the relevant reporting period and the aggregate value of the milestone payments it could receive in the future under its collaboration agreements if all milestones were achieved.

While the Company respectfully notes the Staff’s comment to disclose, with respect to each of its collaboration agreements, a description of each milestone and related contingent consideration, the Company believes that such disclosure is not consistent with the Company’s financial reporting objective for the following reasons.

First, disclosure of individual milestones and the related contingent consideration may be misleading to investors because achievement of such milestones is generally tied to the successful advancement of the development and commercialization of the Company’s product candidates, which is subject to numerous risks and uncertainties, including uncertainties relating to:

•	the progress and results of clinical trials;

•	the timing and outcome of regulatory reviews;

•	the Company’s ability to maintain the applicable strategic partnership and the success of the strategic partnership;

•	the emergence of competing technologies and products and other adverse market developments; and

•	maintaining, enforcing and defending intellectual property-related claims.

These risks and uncertainties make it difficult to predict which of the milestones the Company will achieve, if any, and when such milestones might be achieved. In addition, given the contingent nature of milestone payments, many milestones address contingencies that have only a small chance of being achieved. Providing a description of each potential milestone and the related contingent consideration for all of the Company’s collaboration agreements could potentially mislead investors as the inclusion of such detailed information may imply that the Company has a substantial likelihood of achieving some or many such milestones and receiving the related payments, while the Company’s prospects for achievement of such milestones is inherently uncertain and many of these milestones may never ultimately be achieved.

Second, the Company believes that the individual milestones and payment amounts are not material to investors unless there is a high likelihood of achieving the milestone. As noted previously, the Company has entered into four agreements providing for numerous individual milestones. Given that, as described above, the Company’s prospects for achieving any of these milestones are both uncertain and difficult to determine, the Company believes that there is not a substantial likelihood that a reasonable investor would view the disclosure of individual milestones as having significantly altered the total mix of information made available by the Company.

In an effort to provide more information to investors in response to the Staff’s comment, the Company proposes to disclose in its Form 10-K, as noted in Annex A, the following categories of milestones for each of its arrangements, as applicable, and the related contingent payments under each such category:

(i) Clinical and Development Milestones

(ii) Regulatory Milestones

(iii) Commercial Milestones

(iv) Patent Related Milestones

The Company also proposes to add additional disclosure in its Form 10-K, as noted in Annex A, with respect to the description of all near-term milestones, which the Company defines as milestone payments that the Company believes it could achieve within one year of the end of the financial reporting period, as well as the related contingent consideration for such milestone. To the extent that the Company does not expect to achieve a milestone in the near-term, the Company will disclose the next milestone that could be earned under the respective agreement and an indication that the Company does not expect to achieve the milestone in the near-term. If the Company achieves such milestone in a future reporting period, the Company will include any near-term milestones or the next milestone that could be achieved under the respective agreement in its future filings.

The Company believes that its proposed incremental disclosure of milestone categories, and contingent consideration per category, and its disclosure of its near-term milestones would be more meaningful to investors in assessing the Company’s business, financial condition and prospects, and will provide more meaningful insights into the Company’s clinical development progress. In addition, disclosure of the next milestone that could be earned under agreements pursuant to which the Company does not expect to record a material near term milestone also provides additional insight into the Company’s clinical development progress which will be consistent with the Company’s discussion of its business in the Form 10-K.

The Company also proposes to add additional disclosure in its Form 10-K, as noted in Annex A, with respect to the factors considered in determining whether the milestones in the Company’s collaboration and license arrangements are substantive in accordance with ASC 605-28-50-2d.

Astellas Pharma Inc.

2.	You recognized $120.2 million of a $125 million payment received from Astellas as revenue in 2011. Please address the following:

•

Provide us your analysis of each unit of accounting demonstrating how it had stand-alone value based on the requirements of ASC 605-25-25-5a.(i.e. sold separately by any vendor, or Astellas could resell the unit of accounting on a standalone basis).

•

You disclose that “All of these deliverables were deemed to have stand-alone value and to meet the criteria to be accounted for as separate units of accounting under ASC Topic 605-25. Factors considered in this determination included, among other things, the subject of the licenses and the research and development and commercial capabilities of Astellas.” Tell us how these factors you considered entered into your analysis of stand-alone value for each unit of accounting and complies with ASC 605-25-25-5a.

•	Provide us the computation supporting the recognition of $120.2 million recognized as revenue in the three months ended March 31, 2011.

Response:	Stand-Alone Value Considerations

As disclosed in Note 4 Collaboration and License Agreements to the condensed consolidated financial statements on page 11 of the Form 10-Q, the Astellas Agreement includes the following deliverables outside of the joint development and commercialization activities in North America and Europe (which are being accounted for as a joint risk sharing collaboration in accordance with ASC 808, Collaborative Arrangements), each of which represents a separate unit of accounting:

•	A co-exclusive license to develop and commercialize tivozanib in North America and Europe (the “License Deliverable”);

•

A combined deliverable comprised of an exclusive royalty-bearing license to develop and commercialize tivozanib in the Royalty Territory and the Company’s obligation to provide access to clinical and regulatory information resulting from the activities in North America and Europe to Astellas for its development and commercialization of tivozanib in the Royalty Territory (the “Royalty Territory Deliverable”); and

•	The Company’s obligation to supply clinical material to Astellas for development of tivozanib in the Royalty Territory (the “Clinical Material Deliverable”).

In determining which deliverables represented separate units of accounting, the Company considered the stand-alone value criteria in ASC 605-25-25-5a. In evaluating these criteria, the Company considered the remarks of the Staff at the 2009 AICPA National Conference on Current SEC and PCAOB Developments on December 7, 2009 which illustrate an example of a license for technology to be used in the development of a new drug that may have stand-alone value in certain circumstances, even if the vendor does not sell the item separately and the customer is contractually restricted from reselling the license. The Staff acknowledged in their remarks that the license described in their example, which was sold with research and development services, could have stand-alone value if, for instance, the research and development services are not proprietary and other vendors provide the research and development services necessary to derive value from the technology, as this indicates the customer could have purchased the license on a stand-alone basis. The Company believes the example provided by the Staff in its remarks is applicable to the Company’s evaluation of the identified deliverables and related units of accounting in the Astellas Agreement. Additionally, the Company considered technical position papers by Ernst & Young, KPMG and PricewaterhouseCoopers that support the determination of stand-alone value in the absence of both the item being sold separately and the customer having the ability to sell the item on a stand-alone basis. The Company has included relevant excerpts from these position papers in Annex B to this response letter for the Staff’s convenience. Based upon the guidance in the SEC Staff speech and the accounting firm technical position papers, the Company determined that even though a customer is precluded from reselling the license, a customer’s ability to use the delivered item for its intended purpose without the receipt of the remaining deliverables indicates that the item has stand-alone value.

The Company’s analysis of each of the identified deliverables in the Astellas Agreement follows:

•

License Deliverable – The License Deliverable is a unique, proprietary technology and neither the Company nor any other vendor sells a similar license separately. In addition, Astellas may not sublicense the License Deliverable, or resell it on a standalone basis. However, the Company concluded that the License Deliverable had stand-alone value because Astellas has the expertise necessary to derive value from the License Deliverable without any additional assistance or involvement from the Company and, therefore, could have derived the value intended from the License Deliverable and could have purchased this deliverable on a stand-alone basis. The Company reached its conclusion after considering factors such as the subject of the license and the research and development and commercial capabilities of Astellas as further described below:

1.

As described in the “Overview” section of Management’s Discussion and Analysis on page 21 of the Form 10-Q, the subject of the License Deliverable is tivozanib, an oncology therapeutic in late stage clinical development. In August 2010, the Company completed enrollment of a phase 3 clinical trial comparing the efficacy and safety of tivozanib with Nexavar® (sorafenib), an approved oncology therapy, for first-line treatment in renal cell carcinoma (“RCC”). Astellas is a large publicly held pharmaceutical company traded on the Tokyo stock exchange, with approximately US$8 billion of revenue in fiscal 2010. Oncology is one of Astellas’ five franchise areas and Astellas maintains an oncology development and commercialization function. Astellas’ clinical development function has expertise in completing clinical trials, assessing clinical trial results and in preparing regulatory filings. Should the results of the phase 3 clinical trial meet its primary endpoint, Astellas has the expertise to prepare the appropriate regulatory filings to support regulatory approval and commercialization of tivozanib for first-line treatment in RCC without the Company’s assistance. In addition, based on Astellas’ oncology development expertise, they would be able to further develop tivozanib in other oncology indications without the Company’s assistance. Accordingly, the Company believes that Astellas could use the License Deliverable for its intended purpose without the receipt of the other deliverables and could have purchased the license on a stand-alone basis.

2.

Although the Company anticipates manufacturing clinical supply of tivozanib as part of the joint development and commercialization activities in North America and Europe, the manufacturing technology relative to tivozanib is not complex and the Company currently utilizes third-party contract manufacturers to produce clinical supply of tivozanib which demonstrates that the manufacturing services are not proprietary. Furthermore, the terms of the License Deliverable provide Astellas with access to the manufacturing technology relative to tivozanib in certain circumstances. In the event that the Company is unable to provide the necessary clinical supply of tivozanib, Astellas would be able to engage a third-party contract manufacturer to provide the necessary supply. Accordingly, the Company does not believe Astellas is dependent on it for clinical supply of tivozanib and thus the license has stand-alone value.

•

The Royalty Territory Deliverable – The Company concluded the Royalty Territory Deliverable had stand-alone value because the Astellas Agreement provides Astellas with the right to grant sublicenses in the Royalty Territory. The Company expects that Astellas could substantially recover the original purchase price of the Royalty Territory Deliverable in such a sublicense. In addition, the Company noted that the considerations outlined above as to why the License Deliverable had stand-alone value would also apply to the Royalty Territory Deliverable (i.e., Astellas has the expertise and capability to derive value from the Royalty Territory Deliverable without any additional assistance or involvement from the Company and, therefore, could have purchased this deliverable separately).

•

Clinical Material Deliverable in the Royalty Territory – The Company concluded that the Clinical Material Deliverable had stand-alone value because Astellas could engage a third-party contract manufacturer to provide the necessary supply of clinical material (i.e., similar manufacturing services are sold separately by other vendors). The Company currently utilizes third-party contract manufacturers to produce clinical supply of tivozanib.

Allocation of Transaction Consideration

As disclosed in Note 4 Collaboration and License Agreements to the condensed consolidated financial statements on page 11 of the Form 10-Q, the Company allocated the fixed or determinable up-front consideration of $125 million received from Astellas to each unit of accounting using the relative selling price method based on the Company’s best estimate of selling price for each unit of accounting as neither vendor-specific objective evidence nor third party evidence of selling price exists for these items. The Company’s best estimate of selling price (“BESP”) of each unit of accounting was determined as follows:

•	License Deliverable – BESP of approximately $376 million, as determined pursuant to a discounted cash flow model.

•	Royalty Territory Deliverable – BESP of approximately $15 million, as determined pursuant to a discounted cash flow model.

•

Clinical Material Deliverable – The Company concluded that the value related to any clinical manufacturing in the Royalty Territory would be de minimus. The Company believes Astellas will utilize the clinical and regulatory information resulting from activities in

North America and Europe for its development of tivozanib in the Royalty Territory, and therefore will not be required to complete significant clinical trial activities in the Royalty Territory. The Company believes that no customer would purchase clinical material from the Company for use in clinical trials to support a filing for marketing authorization in a specific country in the Royalty Territory as it would not be economical to do so (the costs to complete clinical trials in individual jurisdictions to meet local regulatory requirements would outweigh the potential return associated with commercialization in these countries).

The allocation of the up-front consideration of $125 million received from Astellas pursuant to the relative selling price method follows ($ in millions):

Unit of accounting	Estimated selling price	Relative %	Allocated consideration
License Deliverable	$376.0	96.2	$120.2
Royalty Territory Deliverable	15.0	3.8	4.8
Clinical Material Deliverable	—	—	—

	$391.0	100.0	$125.0

* * *

In connection with responding to the Staff’s comments, we acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in our filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing; and (iii) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please contact either me or Joseph D. Vittiglio, Esq., of AVEO at (617) 299-5000.

Very truly yours,

/s/ David B. Johnston

David B. Johnston

Chief Financial Officer of AVEO Pharmaceuticals, Inc.

ANNEX A

Proposed Disclosure for

Annual Report on Form 10-K for the year ended December 31, 2011

The underlined text in the disclosures that follow includes the proposed additional disclosures. The proposed disclosures are prepared as of September 30, 2011, the end of the Company’s third fiscal quarter, but will be revised in the Form 10-K to reflect annual financial information. Note: The Company does not plan to modify the description of each arrangement and the disclosure of the termination provisions, and therefore these sections of the disclosure have not been repeated below:

(2) Significant Accounting Policies

Revenue Recognition

At the inception of each agreement that includes milestone payments, the Company evaluates whether each milestone is substantive and at risk to both parties on the basis of the contingent nature of the milestone~~, specifically reviewing factors such as the scientific and other risks that must be overcome to achieve the milestone, as well as the level of effort and investment required and whether the milestone consideration is reasonable relative to all deliverables and payment terms in the arrangement~~. This evaluation includes an assessment of whether (a) the consideration is commensurate with either (1) the entity’s performance to achieve the milestone, or (2) the enhancement of the value of the delivered item(s) as a result of a specific outcome resulting from the entity’s performance to achieve the milestone, (b) the consideration relates solely to past performance and (c) the consideration is reasonable relative to all of the deliverables and payment terms within the arrangement. The Company evaluates factors such as the scientific, regulatory, commercial and other risks that must be overcome to achieve the respective milestone, the level of effort and investment required to achieve the respective milestone and whether the milestone consideration is reasonable relative to all deliverables and payment terms in the arrangement in making this assessment. The Company aggregates its milestones into four categories: (i) clinical and development milestones, (ii) regulatory milestones, (iii) commercial milestones, and (iv) patent related milestones. The Company has concluded that the clinical and development, regulatory and patent related milestones pursuant to its research and development arrangements are substantive.

Clinical and development milestones are typically payable when a product candidate advances into a defined phase of clinical research or completes such phase. For example, a milestone may be due upon the initiation of the phase 3 clinical trial in a new indication, the last phase of clinical development, which if the product candidate is proven to be safe and effective, may lead to ultimate marketing approval by the FDA or other global regulatory authorities. Regulatory milestones are typically payable upon acceptance of the submission for marketing approval of a product candidate or upon approval to market the product candidate by the FDA or other global regulatory authorities. For example, a milestone may be due to the Company upon the FDA’s acceptance of an NDA. Commercial milestones are typically payable when an approved pharmaceutical product reaches certain defined levels of net sales by the licensee. For example, when a product first achieves global sales of a specified amount, or when a product first achieves annual sales of a specified amount. Patent related milestones are typically payable when a patent application is filed or issued with respect to certain intellectual property related to the applicable collaboration.

Revenues from clinical and development, regulatory and patent related milestones, if they are nonrefundable and deemed substantive, are recognized upon successful accomplishment of the milestones. Milestones that are not considered substantive are accounted for as license payments and recognized on a straight-line basis over the remaining period of performance. Commercial milestones are accounted for as royalties and are recorded as revenue upon achievement of the milestone, assuming all other revenue recognition criteria are met.

(4) Collaborations and License Agreements

Astellas Pharma Inc.

Under the Astellas Agreement, the Company received an initial cash payment of $125 million, comprised of a $75 million license fee and $50 million in research and development funding. The Company retained net proceeds of approximately $97.6 million of the initial cash payment from Astellas, after payments to KHK and strategic, legal and financial advisors. The Company is also eligible to receive from Astellas an aggregate of approximately $1.3 billion in potential milestone payments, comprised of (i) up to $~~575~~145 million in substantive milestone payments upon achievement of specified clinical and development ~~and~~ milestone events, (ii) up to $430 million in substantive milestone payments upon achievement of specified regulatory milestone events, including up to $90 million in milestone payments in connection with specified regulatory filings, and receipt of marketing approvals, for tivozanib to treat RCC in the United States and Europe, and (~~ii~~iii) up to approximately $780 million in milestone payments upon the achievement of specified commercial sales events. The first anticipated clinical and development milestone is due to the Company upon initiation of its next phase 3 clinical trial. The timing of this milestone is uncertain, as the Company has not finalized plans for its future trials. Significant potential near-term regulatory milestones include acceptance by the FDA of the first filing of an NDA for RCC (monotherapy) ($15 million) and acceptance by the EMA of the first filing of an MAA ($15 million). In addition, if tivozanib is successfully developed and launched in the Royalty Territory, Astellas will be required to pay to AVEO tiered, double digit royalties on net sales of tivozanib in the Royalty Territory, if any, subject to offsets under certain circumstances. The Company is required to pay KHK low to mid teen royalties on its net sales in North America, and 30% of certain amounts the Company may receive from Astellas in connection with Astellas’ development and commercialization activities in

Europe and the Royalty Territory, including up-front license fees, milestone payments and royalties.

The Company is accounting for the joint development and commercialization activities in North America and Europe as a joint risk sharing collaboration in accordance with ASC Topic 808, Collaborative Arrangements. Accordingly, the joint development and commercialization activities in North America and Europe were separated from the other deliverables included in the Astellas Agreement. In addition, these activities were not deemed to be separate deliverables under the Astellas Agreement, and accordingly, none of the up-front consideration was attributed to the joint development and commercialization activities in North America and Europe.

Payments from Astellas with respect to Astellas’ share of tivozanib development and commercialization costs incurred by the Company pursuant to the joint development plan are recorded as a reduction to research and development expense and general and administrative expense in the accompanying condensed consolidated financial statements due to the joint risk sharing nature of the activities in North America and Europe. As a result of the cost-sharing provisions in the Astellas Agreement, the Company reduced research and development expense by $8.5 million and $20.8 million during the three and nine months ended September 30, 2011, respectively, and general and administrative expense by $0.2 million and $0.6 million during the three and nine months ended September 30, 2011, respectively. The net amount due to the Company from Astellas pursuant to the cost-sharing provisions is $8.7 million at September 30, 2011.

Activities under the Astellas Agreement outside of the joint development and commercialization activities in North America and Europe, including the co-exclusive license to develop and commercialize tivozanib in North America and Europe that was delivered prior to the initiation of the collaborative activities in North America and Europe, were evaluated under ASC Topic 605-25 (as amended by ASU 2009-13) to determine if they represented a multiple element revenue arrangement. The Astellas Agreement includes the following deliverables: (1) a co-exclusive license to develop and commercialize tivozanib in North America and Europe (the “License Deliverable”); (2) a combined deliverable comprised of an exclusive royalty-bearing license to develop and commercialize tivozanib in the Royalty Territory and the Company’s obligation to provide access to clinical and regulatory information resulting from the activities in North America and Europe to Astellas for its development and commercialization of tivozanib in the Royalty Territory (the “Royalty Territory Deliverable”); and (3) the Company’s obligation to supply clinical material to Astellas for development of tivozanib in the Royalty Territory (the “Clinical Material Deliverable”). All of these deliverables were deemed to have stand-alone value and to meet the criteria to be accounted for as separate units of accounting under ASC Topic 605-25. Factors considered in this determination included, among other things, the subject of the licenses and the research and development and commercial capabilities of Astellas.

The Company allocated the up-front consideration of $125 million to the deliverables based on management’s best estimate of selling price of each deliverable using the relative selling price method as the Company did not have VSOE or TPE of selling price for such deliverables. The Company’s best estimate of selling price considered discounted cash flow models, the key assumptions of which included the market opportunity for commercialization of tivozanib in North America and Europe and the Royalty Territory, the ~~development costs and market opportunity for the expansion of tivozanib into other solid tumor types, and the~~ probability of successfully developing and commercializing tivozanib, the remaining development costs for tivozanib, and the estimated time to commercialization of tivozanib ~~for all potential oncology indications.~~. The Company’s analysis included the following market conditions and entity-specific factors: (a) the specific rights provided under the license to develop and commercialize tivozanib in North America and Europe and the Royalty Territory, (b) the potential indications for tivozanib pursuant to the licenses, (c) the relevant territories for the respective licenses, (d) the stage of development of tivozanib by potential indication and estimated remaining development timelines and costs for each indication, (e) the development risk by indication, (f) the market size by indication, (g) the expected product life of tivozanib assuming commercialization and (h) the competitive environment. More specifically, the Company’s discounted cash flow model included an assumption that the Company and Astellas would develop and commercialize tivozanib in North America and Europe as a monotherapy for RCC, and in combination with other known anti-cancer agents for RCC, breast cancer and colorectal cancer. Approximately 70% of the value of tivozanib in the discounted cash flow model was a result of the estimated market opportunity for tivozanib as a monotherapy for RCC. The market opportunity for commercialization of tivozanib in North America and Europe was generated using a patient-based forecasting approach, with key epidemiological, market penetration, dosing, compliance, length of treatment, and pricing assumptions derived from primary and secondary market research. While the RCC monotherapy opportunity represented the majority of the market opportunity, clinical trials for tivozanib in the breast cancer and colorectal cancer indications were in earlier stages of development and therefore had more development risk and were assigned a lower probability of success relative to the RCC indication, with a longer timeline to potential cash inflows. The probability of successfully developing and commercializing tivozanib in the various indications throughout the world (other than Asia) was estimated based on standard industry averages for similar product candidates being developed for oncology indications. The remaining development costs were estimated based upon budgets and estimated costs for ongoing and planned clinical trials in all contemplated indications. The time to commercialization was based on the Company’s estimates, which projected the launch of tivozanib for RCC monotherapy in 2013. The market opportunity for the Royalty Territory was estimated based upon a specified percentage of total projected European sales and costs of tivozanib. We believe that this method for estimating market opportunity outside of North America, Europe and Asia is common in the pharmaceuticals industry. The Company utilized a discount rate of 15% in its analysis, representing the weighted average cost of capital derived from returns on equity for comparable companies.

The Company concluded that a change in the key assumptions used to determine best estimate of selling price for each license deliverable would not have a significant effect on the allocation of arrangement consideration.

The Company allocated up-front consideration of $120.2 million to the License Deliverable and up-front consideration of $4.8 million to the Royalty Territory Deliverable. The relative selling price of the Company’s obligation under the Clinical Material Deliverable had de minimus value.

The Company recorded the $120.2 million relative selling price of the License Deliverable as collaboration revenue during the three months ended March 31, 2011 upon delivery of the license, and deferred approximately $4.8 million of revenue representing the relative selling price of the Royalty Territory Deliverable. The Company is recording the $4.8 million of revenue attributed to the Royalty Territory Deliverable ratably over the Company’s period of performance through April 2022, the remaining patent life of tivozanib. The Company recorded approximately $107,000 and $268,000 of revenue during the three and nine months ended September 30, 2011, respectively, associated with the Royalty Territory Deliverable.

The Company believes the clinical and development and regulatory milestones that may be received under the Astellas Agreement are consistent with the definition of a milestone included in ASU 2010-17 and, accordingly, the Company will recognize payments related to the achievement of such milestones, if any, when such milestone is achieved. Factors considered in this determination included scientific and regulatory risks that must be overcome to achieve each milestone, the level of effort and investment required to achieve each milestone, and the monetary value attributed to each milestone.

The Company did not recognize any milestone payments under the Astellas Agreement during the nine months ended September 30, 2011 or 2010.

The adoption of ASU 2009-13 on January 1, 2011 materially affected the Company’s accounting for the Astellas Agreement. Prior to the adoption of ASU 2009-13, the Royalty Territory Deliverable would not have met the criteria to be considered a separate unit of accounting because neither VSOE nor TPE of fair value exists for this deliverable. Accordingly, the entire arrangement consideration of $125 million would have been deferred at the inception of the arrangement and recognized ratably over the Company’s period of performance through April 2022, the remaining patent life of tivozanib. If the Astellas Agreement had been accounted for prior to the adoption of ASU 2009-13, the Company would have recognized revenue of $2.8 million and $7.0 million during the three and nine months ended September 30, 2011, respectively.

Centocor Ortho Biotech Inc. (Centocor)

In connection with the Centocor License Agreement, the Company received a one-time cash payment in the amount of $7.5 million and a separate equity investment in the amount of approximately $7.5 million through the purchase by Johnson & Johnson Development Corporation, an affiliate of Centocor, of 438,340 newly issued shares of the Company’s common stock at a purchase price of $17.11 per share. Milestone payments for the successful development and commercialization of a RON-targeted antibody, if all approvals in multiple indications and all sales milestones are achieved, could total, in the aggregate, $540 million, comprised of (i) up to $40 million in substantive milestone payments upon achievement of specified clinical and development milestone events, (ii)

up to $165 million in substantive milestone payments upon achievement of specified regulatory milestone events in connection with specified regulatory filings, and receipt of marketing approvals, and (iii) up to $335 million in milestone payments upon the achievement of specified sales events. The Company could earn the first clinical and development milestone of $2 million under the Centocor License Agreement upon the selection of a lead antibody for entry into pre-clinical studies, with respect to the first licensed product under the agreement. The Company expects to achieve this milestone in the year ending December 31, 2012. Upon commercialization, the Company is eligible to receive tiered double-digit royalty payments on Centocor’s net sales of any RON-targeted antibody, as a percentage of net sales. Centocor’s royalty obligations in a particular country begin on the date of first commercial sale of a product in that country, and end on the later of 10 years after the date of first commercial sale of the product in that country or the date of the last to expire of the issued patents covering the product in that country. All milestone payments and royalties will be reduced by a certain percentage if Centocor develops or commercializes a RON-targeted antibody which has incorporated significant, meaningful improvements made after a specified period by Centocor to the antibodies delivered by the Company. The royalties will also be reduced by a certain percentage on a country-by-country basis upon the entry of a generic competitor.

The remaining activities under the Centocor License Agreement were evaluated under ASC Topic 605-25 (as amended by ASU 2009-13) to determine if they represented a multiple element revenue arrangement. The Company determined that the Centocor License Agreement included the following deliverables:

•	Exclusive, sublicensable commercialization and development license related to RON antibodies (the “RON license”);

•	Non-exclusive license to use the Company’s RON index (the “RON Index license”); and

•	The Company’s obligation to provide research services.

The Company determined that each deliverable had stand-alone value upon delivery and therefore represents a separate unit of accounting. Factors considered in this determination included, among other things, the subject of the licenses and the research and development and commercial capabilities of Centocor.

The Company excluded the fair value of the common stock purchased by Johnson & Johnson Development Corporation from the arrangement consideration to be allocated to the identified deliverables and allocated the remaining $7.0 million of up-front consideration attributable to the deliverables based on the relative selling price method. The Company determined the estimated selling price for the RON license and the RON Index license based on management’s best estimate of selling price as the Company did not have VSOE or TPE of selling price for those deliverables. In determining its best estimate of selling price for the RON license and the RON Index license, the Company considered market conditions as well as entity-specific factors, including those factors contemplated in negotiating the Centocor License Agreement and internally developed revenue models. The Company’s best estimate of selling price for the RON license and

RON Index license considered discounted cash flow models, the key assumptions of which included the market opportunity for commercialization of a potential product candidate using the RON receptor worldwide, an estimate of costs related to phase 1, 2 and 3 clinical studies with certain multiplication factors related to the probability of success, and the time to commercialization of a potential product candidate. This analysis used various assumptions that are typical for similarly staged monoclonal antibodies and other reasonable cost assumptions in determining research and development, and sales, general & administrative costs. More specifically, the Company’s estimate of peak revenues was consistent with what might be expected from an approved antibody product. Other key assumptions included: cost of goods sold, which was assumed to be a specified percentage of revenues based on estimated cost of goods sold of a typical oncology antibody product; clinical trial costs, which were based on estimated clinical costs for a single phase 1 safety study, followed by phase 2 and 3 studies for a single oncology indication; and sales and marketing costs, which were based on the costs required to field an oncology sales force and marketing group, including external costs required to promote an oncology product. The factors used to estimate the probability of success and the time to commercialization of a product candidate were based on standard industry averages for antibodies being developed for oncology indications. The results of the Company’s analysis indicated an estimated selling price for the licenses of approximately $39 million. The analysis used a weighted average cost of capital of 15% derived from returns on equity for comparable companies.

With respect to the research services, the Company considered the nature of the research services to be provided (basic translational research related to a pre-clinical, antibody-based technology) and the fact that other vendors could provide the research services. As a result, the Company concluded that TPE of selling price exists for the research services deliverable. In supporting TPE of selling price, the Company considered the nature of the research services, the rates charged by vendors in the marketplace for similar services and rates charged by the Company for other non-complex, pre-clinical research services in its other license and development agreements.

As the relative selling price of the RON license and RON Index license (the delivered items) exceeds the up-front consideration attributable to the deliverables of $7.0 million, the entire up-front payment was recognized as revenue upon delivery of the licenses during the three months ended June 30, 2011. The Company concluded that a change in the assumptions used to determine estimated selling price for the units of accounting would not have a significant effect on the allocation of arrangement consideration.

The Company will record revenue related to research and development services as the services are delivered at the contractual rate, which approximates fair value for those services.

The Company may be entitled to receive future milestone payments totaling $540 million. The Company’s accounting policy is to recognize all milestone payments as revenue once the milestones have been triggered if the milestone is deemed to be substantive. The Company believes the development, approval and sales milestones that may be received under the Centocor License Agreement are consistent with the definition of a milestone included in ASU 2010-17 and, accordingly, the Company will recognize payments related to the achievement of such milestones, if any, when such milestone is achieved. Factors considered in this determination included scientific and regulatory risks that must be overcome to achieve each milestone, the level of effort and investment required to achieve each milestone, and the monetary value attributed to each milestone.

The Company did not recognize any milestone payments under this arrangement during the nine months ended September 30, 2011 or 2010.

OSI Pharmaceuticals (OSI)

Under the July 2009 expanded agreement, if all applicable milestones are achieved, payments for the successful achievement of discovery, development and commercialization milestones could total, in the aggregate, over $94.0 million for each target and its associated products, comprised of (i) up to $17.9 million in substantive milestone payments upon achievement of specified clinical and development milestone events, (ii) up to $41.3 million in substantive milestone payments upon achievement of specified regulatory milestone events, (iii) up to $35.0 million in milestone payments upon the achievement of specified sales events, and (iv) up to $250,000 in patent related milestones. The first milestone that the Company may receive pursuant to this agreement is either a patent related milestone of $250,000 upon filing of a patent application, or a clinical and development milestone of $750,000 for commencement of GLP toxicology studies. The timing of these milestones is uncertain.

In addition, the Company is eligible to receive up to $24.0 million in biomarker related milestones. In March 2011, the Company earned $1.5 million related to achieving certain of these research milestones under the agreement. These research milestones were not considered to be ~~at risk and~~ substantive, therefore, the $1.5 million in payments was deferred and was recognized on a straight-line basis over the remaining estimated period of substantial involvement, which ended in July 2011. The next regulatory milestone the Company may receive pursuant to this agreement is $7.0 million to be achieved for the filing of the NDA with the FDA. The Company does not expect to achieve this milestone in the year ending December 31, 2012. Upon commercialization of products under the agreement, the Company is eligible to receive tiered royalty payments on sales of products by OSI, its affiliates and sublicensees. All milestones earned to date are for selection of targets, delivery of models, delivery of tumor archives or delivery of cell lines.

The Company did not recognize any substantive milestone payments under this arrangement during the nine months ended September 30, 2011.

Biogen Idec International GmbH (Biogen Idec)

Under the terms of the agreement, Biogen Idec paid the Company an upfront cash payment of $5.0 million in March 2009, which is being amortized over the Company’s period of substantial involvement, defined as the twenty-year patent life of the development candidate. In addition, Biogen Idec purchased 7,500,000 shares of Series E Convertible Preferred Stock at a per share price of $4.00, resulting in gross proceeds to the Company of $30.0 million. In connection with the initial public offering consummated by the Company in March 2010 and the related 1:4 reverse stock split of the common stock, each four shares of outstanding Series E Convertible Preferred Stock were converted into one share of common stock. The Company determined that the price of $4.00 paid by Biogen Idec included a premium of $1.09 per share over the fair value of the Series E Convertible Preferred Stock of $2.91 as calculated by the Company in its retrospective stock valuation. The valuation used the Market Approach to estimate the Company’s enterprise value and the PWERM to allocate the enterprise value to each class of the Company’s equity securities; accordingly, the Company is recognizing the premium of $8,175,000 as revenue on a straight-line basis over the period of substantial involvement. The Company received a $5.0 million milestone payment for achievement of the first pre-clinical discovery milestone under the agreement in June 2009 which was not considered at risk and was therefore deferred and is being recognized over the period of substantial involvement. The Company earned a second $5.0 million milestone payment upon selection of a development candidate in March 2010. This milestone was considered substantive and ~~at risk and~~ was included in revenue for the quarter ended March 31, 2010. The Company earned a third $5.0 million milestone payment based on achieving the GLP toxicology initiation milestone in June 2011. This milestone was considered substantive and ~~at risk and~~ was included in revenue for the quarter ended June 30, 2011. The Company could also receive an option exercise fee of $5.0 million and regulatory milestone payments of ~~$50.0~~up to $45.0 million in the aggregate if Biogen Idec exercises its option to obtain exclusive rights to commercialize ErbB3 antibody products in its territory. The ~~Company considers these milestone payments to be consistent with the definition of a milestone included in ASU 2010-17 and, accordingly, will recognize payments related to the achievement of such milestones, if any, when such milestone is achieved. Factors considered in this determination included scientific and regulatory risks that must be overcome to achieve each milestone, the level of effort and investment required to achieve each milestone, and the monetary value attributed to each milestone.~~ first regulatory milestone the Company may receive pursuant to this agreement of $25.0 million is due upon the receipt of the first regulatory approval of a licensed product from the EMEA. The Company does not expect to achieve this milestone in the year ending December 31, 2012.

The Company recognized milestone payments under this arrangement of $5.0 million during the nine months ended September 30, 2011.

ANNEX B

Accounting Firm Position Papers regarding Standalone Value in the Absence of VSOE and TPE

Ernst & Young’s Technical Line of April 2, 2010:

“In considering the second criterion above, we believe the customer must be able to resell the delivered item at an amount that would substantially recover the original purchase price in order to meet the stand-alone value criterion. An observable secondary market for the resale of the delivered item is not required to conclude that the item has stand-alone value to the customer. However, if a secondary market does not exist, careful consideration should be given to whether the absence of such a market indicates that the delivered item does not have value to the customer on a stand-alone basis. The first delivered item in an R&D collaboration arrangement generally is the intellectual property (i.e., a license), and the customer often is contractually precluded from reselling it. If a customer is contractually precluded from reselling a deliverable, this may indicate that the deliverable does not have stand-alone value to the customer. However, a customer’s ability to use the delivered item for its intended purpose without the receipt of the remaining deliverables may indicate that the item has standalone value (even if the customer is precluded from resale), as this indicates (1) the customer was able to obtain the value intended from the delivered item, and (2) the customer could have purchased the delivered item on a stand-alone basis. Determining when such a contractual provision precludes a company from concluding that a delivered item has stand-alone value will be dependent upon the applicable facts and circumstances and will require the use of professional judgment.”

KPMG’s Accounting for Revenue Arrangements with Multiple Deliverables of November 2010:

“…some believe that the analysis of whether an item could be resold on a stand-alone basis in ASC subparagraph 605-25-25-5 (a) should focus on the inherent nature of the deliverable rather than any particular restrictions contained in the contract. For example, if the restrictions are present to protect dissemination of the seller’s valuable intellectual property, but in the absence of the particular restrictions in the contract the customer could realize the value from the delivered item by developing the intellectual property itself or utilizing a third party vendor for development, some believe that the intellectual property would have stand-alone value irrespective of restrictions on dissemination. The SEC staff addressed this question at the 2009 AICPA National Conference on Current SEC and PCAOB Developments. The comments focused on whether a delivered item can have stand-alone value even if a delivered item is not sold separately by any vendor and if the customer is limited in its ability to resell the delivered item. The SEC staff believes that stand-alone value could be established in certain circumstances if the license has utility apart from the vendor’s ongoing services. However, the evaluation of stand-alone value would be based on the individual facts and circumstances for each arrangement.”

PWC’s Dataline whitepaper of January 2011 (emphasis added):

“Another factor that may impact whether a delivered item has stand-alone value is whether there is a contractual right which prohibits a company from transferring the delivered item. Legal restrictions are common in many industries such as the pharmaceutical and biotechnology industries, and in the technology industry. A legal restriction that prevents a customer from reselling or sublicensing the delivered item may result in the conclusion that the delivered item does not have stand-alone value if the customer is not able to derive utility from the underlying asset. Companies need to carefully consider all relevant facts and circumstances when there is a legal restriction before concluding a delivered item does not have stand-alone value. If a customer could exploit the delivered item through its own use or development, it may be appropriate to conclude the item has stand-alone value, irrespective of whether a transfer restriction exists. In instances where additional services can only be obtained from the vendor in order for the customer to exploit the delivered item, then this is an indicator that stand-alone value may not exist.”